Mail Stop 3561

September 19, 2006

Mr. Dennis Highby
President and Chief Executive Officer
Cabela's Incorporated
One Cabela Drive
Sidney, NB 69160

    Re: **Cabela's Incorporated**
                Form 10-K for the Fiscal Year Ended December 31, 2005
                Filed March 1, 2006
                Form 10-Q for the Fiscal Quarter Ended July 1, 2006
                Filed August 10, 2006
                File No. 1-32227

Dear Mr. Highby:

       We have reviewed your response letter filed on August 3, 2006 to our comment letter dated July 18, 2006 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Note 1. Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 68

1. We have reviewed your response to our comment in our letter dated July 18, 2006. Please disclose in future filings your gift instrument breakage accounting policy and that breakage is classified as revenue in your statements of income. Please also tell us and disclose in future filings the amount of breakage recognized for each statement of income presented.

Form 10-Q for the Quarterly Period ended July 1, 2006

Note 14. Restatement of Financial Statements, page 18

2. Please provide us with a complete narrative of the mechanical error in your statements of cash flows related to purchases of property and equipment included in accounts payable. Please explain the cause of the error and whether it was the result of mathematical error, misapplication of an accounting principle, or other reasons. If the error was due to misapplication of an accounting principle, explain to us the misapplication in detail and why the revised method is correct.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Accounting Branch Chief